UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 09, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Scrip Reference Share Price dated 09 March 2017

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 09, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 09, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

9 March 2017

Barclays PLC - Scrip Reference Share Price

Barclays PLC (the 'Company') offers shareholders the opportunity to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares'), credited as fully paid, in place of cash dividends by participating in its Scrip Dividend Programme (the 'Programme').

On 23 February 2017, the Company announced a final dividend of 2.0 pence per Ordinary Share for the year ended 31 December 2016, payable on 5 April 2017 (the 'Final Dividend'). The Scrip reference share price for those who are, or who will elect to become, participants in the Programme in respect of the Final Dividend is 229.44 pence. The deadline for applications under the Programme in respect of the Final Dividend is 4.30pm (UK time) on Friday, 17 March 2017.

The Scrip reference share price is the average of the closing middle market quotations for Ordinary Shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from 2 March 2017 to 8 March 2017 (inclusive).

For further information, please contact:

Our Registrar, Equiniti: 0371 384 2055* +44 (0)121 415 7004 *Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding Public Holidays in England and Wales.
Barclays Investor Relations Kathryn McLeland +44 (0)20 7116 4943
Barclays Media Relations Tom Hoskin Tel: +44 (0)20 7116 4755

LEI Code:  213800LBQA1Y9L22JB70